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                                                    SEC FILE NUMBER

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                                                      CUSIP NUMBER

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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING



[_] Form 10-K  [_]  Form 20-F  [_]  Form 11-K  [X]  Form 10-Q  [_]  Form N-SAR

For the period ended: June 30, 2005

[_]   Transition Report on Form 10-K
[_]   Transition Report on Form 20-F
[_]   Transition Report on Form 11-K
[_]   Transition Report on Form 10-Q
[_]   Transition Report on Form N-SAR

For the transition period ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:

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Part I-REGISTRANT INFORMATION
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Full Name of Registrant:                     Pacific Magtron International Corp.
Former Name if Applicable:                   N/A
Address of Principal Executive Office
(Street and Number):                         1600 California Circle
City, State and Zip Code:                    Milpitas, California 95035

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Part II-RULES 12b-25(b) and (c)
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


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

      (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b)   The subject annual report, semi-annual report, transition report on
            Forms 10-K, 20-F, 11-K or Form N - SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III-NARRATIVE
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State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,
N-SAR or the transition report, or portion thereof, could not be filed within the prescribed time period.

The registrant was unable without unreasonable effort and expense to prepare its accounting records and schedules in sufficient time to allow its accountants to complete its review of the registrant's financial statements for its quarterly period ended June 30, 2005, before the required filing date for its Form 10-Q.

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Part IV-OTHER INFORMATION
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      (1) Name and telephone number of person to contact in regard to this notification:

  Martin Nielson                     408                          956-8888
  --------------                     ---                          --------
     (Name)                      (Area Code)                 (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
                                                           [X] Yes  [_] No

If the answer is no, identify report(s).



      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           [X] Yes  [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                       PACIFIC MAGTRON INTERNATIONAL CORP.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 16,  2005                 By:/s/ Martin Nielson
      ----------------                    ------------------
                                          President and Chief Executive Officer



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
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                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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


                       PACIFIC MAGTRON INTERNATIONAL CORP.

                            ATTACHMENT TO FORM 12b-25

            Part (IV)(3) Anticipated Changes in Results of Operations


On May 11, 2005, Pacific Magtron International Corp. (the "Company") and its subsidiaries Pacific Magtron, Inc., Pacific Magtron (GA) Inc. ("PMIGA") and LiveWarehouse, Inc. filed voluntary petitions to reorganize their businesses under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Nevada, (the "Bankruptcy Court"). The Bankruptcy Court is jointly administering these cases as "In re: Pacific Magtron International Corporation, Inc., et al., Case No. BK-S-05-14325 LBR." The Company's consolidated sales were $613,800 for the quarter ended June 30, 2005 as compared to $15,895,900 for the quarter ended June 30, 2004. The Company also had a consolidated net loss of $676,700 for the three months ended June 30, 2005 as compared to $558,900 for the same period in 2004. The Company closed its operations in PMIGA as of April 30, 2005 and reported a loss of $140,000 for the six months ended June 30, 2005 as discontinued operations for reporting purposes.